Mail Stop 4561

August 24, 2006

Jerome Cooper
President
c/o GTJ Co., Inc.
444 Merrick Road
Lynbrook, NY 11563

Re: **GTJ REIT, Inc.**
        Form S-11
        Filed on July 28, 2006
        File No. 333-136110

Dear Mr. Cooper:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Given that the purpose of this offering is to register the issuance of shares in connection with the mergers between you and the Bus Companies, please file your next amendment to this registration statement on Form S-4. Also, please revise the registration statement to include all the applicable disclosures required by Form S-4.

2.   Please advise us whether you are registering this offering in accordance with Rule 145 of the Securities Act. If so, please revise the prospectus to include a discussion of the vote that will be required on the reorganization. This discussion should include, but not be limited to, whether you already have the votes necessary to approve the merger. We note your disclosure that substantially all the votes by the shareholders of the Bus Companies are subject to a voting agreement.

3.   On page 116, you state that your "board of directors, in its sole discretion, may determine to offer to repurchase shares of [your] common stock from time to time." Please be advised that you are responsible for analyzing the applicability of the tender offer rules for any repurchase of your common stack and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. See, for example, *T REIT Inc.* (Letter dated June 4, 2001), *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003) and *Hines Real Estate Investment Trust, Inc.* (Letter dated June 4, 2004). To the extent you have questions as to whether a repurchase is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

4.   When real estate properties leased to a single tenant on a long term basis represent a significant portion of the registrant's assets, as is the case with your lease agreements with the City of New York, the staff believes the audited financial statements of that significant tenant for the periods specified by Rule 3-01 and 3-02 of Regulation S-X as well as summarized unaudited financial data for the most recent interim period on a comparative basis for that tenant should be included in the filing to allow an investor to assess the credit concentration. Please tell us what consideration you gave to the inclusion of this information in the filing.

5.   You state that you have been advised by Ryan Beck & Co. as to the relative valuation of each of the Bus Companies. In addition, you refer to valuations performed by Empire Valuation Consultants, LLC and Cushman & Wakefield, Inc. Please file as exhibits the written consents for each of these companies. The consents should expressly consent to the use of the valuations in this registration statement. Please refer to Section 436 of Regulation C. Also, please file a copy of the valuations as an Exhibit.

6.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

Cover

7.   Please revise to highlight the cross-reference to your Risk Factor section. Refer to Item 501(b)(3).

Prospectus Summary

Reasons for the Proposed Reorganization, page 1

8.   Please provide us support for your calculation that if the income were fully distributed the combined tax rate would by 60-70%.

Organizational chart of the Reorganization, page 3

9.   Throughout the prospectus you refer to "properties" and "parcels." Please revise to clarify the distinction. For example, on page 20, you state that the Bus Companies own a total of seven parcels of real property, however, you only list six Real Property Corporations. Similarly, on page 42 you state you own six parcels, but then describe eight parcels (including two held by GTJ).

10.   Please revise the chart to note the ownership interest of GTJ REIT, Inc. and GTJ Co. Inc. in the various entities.

11.   On page 43, you note that GTJ Co., Inc. owns two properties. In the organizational chart it appears that the two properties will be transferred to a Real Property Corporation. If so, please include disclosure describing how these properties were transferred.

Risk Factor, page 6

12.   You state that you are "subject to various risks, including those described below." Please revise this disclosure to clarify that you have disclosed all material risks.

13.   We note that a number of your risk factors appear to be generic to all public companies. For instance, refer to the risk factor under the subheading The absence of arm's-length bargaining may mean that our agreements that may not be as favorable to you as a stockholder as they otherwise would have been. Please revise to ensure that each risk factor describes the specific risks to your company.

14.   Please revise your risk factor subheadings to ensure that your subheadings clearly identify the material risk disclosed in the narrative. Most of your risk factors merely state a fact. For example, refer to the risk factor subheading <u>We have adopted a Stockholder Rights Plan.</u> Please revise so that your subheadings highlight the specific risk that results from the stated fact.

15.   On page 22, you note that you will make a distribution of $62,000,000 consisting of a combination of stock and cash. Please revise to add a risk factor here and in the summary noting that shareholders will have to pay taxes on the stock they receive and may not be able to sell the stock in order to cover the tax liability.

<u>The conflicts of interest described below…, page 10</u>

16.   Please provide more detailed disclosure so as to disclose which officers and directors have conflicts and the extent of the conflicts.

<u>Distributions may include a return of capital, page 12</u>

17.   Please disclose that you may use debt or securities offering proceeds to pay distributions.

<u>The Reorganization, page 17</u>

18.   You state that the "bus businesses of the Bus Companies were acquired by New York City in late 2005 and early 2006, leaving the Bus Companies with a portfolio of real property." Please revise to note the consideration you received for the bus businesses. Also, please revise to explain why in your pro forma condensed consolidated balance sheet as of March 31, 2006 you are still disclosing assets from discontinued operations. This discussion should include but not be limited to whether you have received the proceeds from the sale of the bus business.

<u>Purchase of Bus Companies' bus assets by New York City, page 19</u>

19.   On page 20, you state that "upon the conclusion of certain litigations, New York City may pay up to $500,000 to the Bus Companies." Please revise this section to describe the litigation and to note your basis for the assertion that New York City may pay up to $500,000 to the Bus Companies. Your disclosure should include, but not be limited to, the effect the litigation could have on the sale of the bus operations to New York City, whether you have entered into a settlement with New York City regarding the litigation, and how you estimated the payment of $500,000.

Distribution of earnings and profits, page 22

20.	You state that you propose to make a distribution of $62,000,000 including $20,000,000 of cash. Please revise to note the source of the funds for the $20,000,000 cash payment.

Description of Fairness Opinion, page 24

Methodology, page 24

21.	On the top of page 25, you state that "[g]iven that the Bus Companies sold their bus businesses to New York City, the bus businesses no longer have a value as a going concern." Please revise to clarify the statement that the bus businesses no longer have a value as a going concern.

Pro Forma Financial Consolidated Financial Information, page 31

22.	Please clarify to us how you determined that the reorganization should be accounted for as a combination of entities under common control. Refer to EITF 02-5. Your response should show the ownership of each of the combining entities separately showing the controlling interests and the affiliation of the controlling parties. To the extent that the common control is based on voting trust agreements, please describe the terms of those agreements, for example are they irrevocable, and the date they were entered into. To the extent that there are non controlling interests, clarify to us why the minority interests were not recorded at fair value based on the guidance of FTB 85-5.

23.	To the extent that the above comment results in the conclusion that reorganization accounting is not appropriate, tell us how the merger will be accounted for under SFAS 141 with particular focus on the guidance in paragraph 19 of SFAS 141.

24.	Clarify to us the basis for not including the financial statements of the Registrant, GTJ REIT Inc., as required by Rules 3-01 and 3-02 of Regulation S-X.

25.	Clarify why the pro forma financial statements report only one scenario; that being that all entities participate in the merger transaction. Refer to Rule 11-02(b) (8) of Regulation S-X.

GTJ real property, page 43

26.	You state that the Wortman Property is primarily leased to Varsity Transit, Inc. as a bus depot. Please revise to note how the remainder of the property is utilized.

Financing, page 43

27.   You state that as of June 30, 2006, there was a mortgage on the GTJ real property for $2,500,000, under which $1,666,200 is outstanding "with interest at the prime lending rate of the mortgage." Please revise to state the prime lending rate of the mortgage.

Environmental Issues, page 45

28.   We note that in a number of instances you state that soil and groundwater contamination remains at your properties. Please revise to note whether you are responsible for cleaning up the remaining contamination and the potential cost of that clean-up.

29.   In the first paragraph on page 46, you state that the "tenants of the Bus Companies' real properties are responsible for environmental conditions which occur during their tenancies." Please revise to note the basis of this assertion.

Outdoor maintenance and paratransit businesses, page 46

30.   On page 87, you state that GTJ Co., Inc. consists of the following subsidiaries: Transit, Varsity Transit, Inc., Varsity Coach, Inc., Varsity Charter Corp., The Bus Depot, Inc., Satellite Transportation of New York Corp., MetroClean Express Corp. ("MetroClean"), Metroclean Express of New Jersey, Inc., Shelter Express Corp. ("Shelter"), Shelter Electric Maintenance Corp., ShelterCLEAN, Inc., ShelterCLEAN of Colorado, Inc., Transit Facility Management Corp., Transit Facility Claims Corp., Transit Alliance Insurance Co. Ltd., A Limited Sticky Situation, Just Another Limited Sticky Situation, The Third Limited Sticky Situation Corp., The Fourth Limited Sticky Situation Corp. and A Very Limited Sticky Situation. Please revise this section to provide a brief description of each subsidiary.

Shelter Express Corp., page 46

31.   You state that Shelter Express is currently negotiating with Cemusa to provide operating services for the removal of existing CBS Outdoor bus shelters and other shelters. Please revise to note the status of those negotiations and to note what will happen to the Shelter Express business if Shelter Express is not selected to provide the operating services for Cemusa.

Types of investments, page 49

32.   You state that you are currently negotiating a proposed $80 million revolving line of credit with a financial institution. Please disclose the current status of these negotiations including whether a term sheet has been executed.

Sale or disposition of our real property, page 52

33.   On page 11, you state that "[u]nder existing tax law, we would be taxed at the corporate level if, within 10 years after the Reorganization, we sell any real property acquired in the Reorganization. For that reason, we presently intend to hold such real property for at least 10 years." Please revise this section to note that you intend to hold your real property for 10 years and to note how this time framed was selected.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

34.   Please revise to provide a separate section discussing the liquidity and capital resources of GTJ REIT, Inc. This discussion should include, but not be limited to, identifying and describing the internal and external sources of liquidity and a description of any known material trends, favorable or unfavorable, in GTJ REIT, Inc.'s capital resources. Refer to Item 303 of Regulation S-K.

Bus Companies, page 60

35.   You state that "[d]escriptions of all documents incorporated by reference herein or included as exhibits hereto are qualified in their entirety by reference to the full text of such documents so incorporated or included." Please revise to note that the material terms of all such documents were discussed in the prospectus.

Environmental Matters, page 86

36.   Please briefly describe any current environmental claims or remediation actions.

Summary of Critical Accounting Policies and Estimates, page 86

Revenue Recognition, page 88

37.   We note that for leases that include renewal options with rental terms that are lower than those in the primary term are excluded from the calculation of straight line rents if they are not considered bargain renewal options. Please clarify the basis for this accounting policy and why the renewal periods that are lower than the initial lease term would not be reasonably assured of renewal.

Management of Our Company, page 89

38.   Please revise to note whether you have employment agreements with your
        executive officers. If you do, please revise to note the material terms of the
        agreements and file copies of the agreements as exhibits.

Executive officer compensation, page 91

39.   In light of the fact that all of the entities that will be merged into GTJ REIT, Inc.
        are entities under common control and the fact that GTJ REIT, Inc. is a newly-
        created entity formed solely in order to effect the proposed merger, we believe
        that the aggregate compensation paid to each of the executive officers by The
        Bus Companies should be presented in a compensation table. Refer to Item
        19(a)(7) of Form S-4.

Our Principal Stockholders, page 94

40.   Please include footnote nine.

Federal Income Tax Consequences, page 97

41.   Please include a description of the tax opinions provided by counsel, including
        the REIT qualification opinion.

Income tests for our company, page 101

42.   You state that you must satisfy two gross income tests annually to qualify and
        maintain your qualification as a REIT. The first test is that at least 75% of your
        gross income, for each taxable year, must consist of income that you derive,
        directly or indirectly, from investments relating to real property or mortgages on
        real property or temporary investment income. Please provide us with an
        analysis of how you will meet the 75% gross income test in light of the income
        generated form your outdoor maintenance businesses and paratransit business.

Asset tests of our company, page 104

43.   Please provide an analysis of the percentage of your assets that will consist of
        securities in your TRS as of the consummation of the merger. Please consider
        adding a risk factor relating to the potential need to spin-off the TRS and the
        resultant costs and impact on your operations.

Legal Proceedings, page 134

44.   On page F-10, you state that the "Company and its affiliated transit bus operators
        are prosecuting an action commenced on September 24, 2003, by service of a
        complaint of the City of New York. The action is based on a violation of their
        civil rights pursuant to Section 1983 of the Civil Rights Law of 1871, claiming
        that the City has conspired to put the Companies out of business in order to avoid
        paying compensation for its condemnation rights." In this section, you state that
        "the Bus Companies are not currently involved in any material litigation, nor to
        their knowledge, is any material litigation threatened against them." Please
        advise us why the action against the City of New York was not disclosed in this
        section.

Green Bus Lines, Inc. and Subsidiaries Consolidated Financial Statements, page F-2

Note 1. Description of Business, page F-8

45.   We note that in connection with your sale of assets to New York City, the City
        leased certain depots and facilities from you. Please disclose whether the terms
        of those leases are consistent with current market rates.

Note 3. Discontinued Operations, page F-18

46.   We note from your disclosure that the sale of the bus operations to New York
        City closed on January 9, 2006. Please include in the notes to the financial
        statements a calculation of the gain on sale, including the book value of the
        assets sold. Please tell us whether or not the proceeds of the sale were received
        on that date, and if all assets and liabilities of the bus operations sold were
        removed from the balance sheet at that date. If so, please tell us where the cash
        proceeds are recorded in the statement of cash flows for the quarter ended March
        31, 2006 and why assets and liabilities of a discontinued operation continue to be
        reported in the balance sheet as of March 31, 2006. If the disposition has not
        been fully reflected in the financial statements, please explain why.

Triboro Coach Corporation and Subsidiaries Consolidated Financial Statements, page F-34

Note 1. Description of Business, page F-40

47.   We note that in connection with your sale of assets to New York City, the City
        leased certain depots and facilities from you. Please disclose whether the terms
        of those leases are consistent with current market rates.

Note 3. Discontinued Operations, page F-49

48.   We note from your disclosure that the sale of the bus operations to New York
        City closed on February 20, 2006. Please include in the notes to the financial
        statements a calculation of the gain on sale, including the book value of the
        assets sold. Please tell us whether or not the proceeds of the sale were received
        on that date, and if all assets and liabilities of the bus operations sold were
        removed from the balance sheet at that date. If so, please tell us where the cash
        proceeds are recorded in the statement of cash flows for the quarter ended March
        31, 2006 and why assets and liabilities of a discontinued operation continue to be
        reported in the balance sheet as of March 31, 2006. If the disposition has not
        been fully reflected in the financial statements, please explain why.

Jamaica Central Railways, Inc. and Subsidiaries Consolidated Financial Statements, page
F-63

Note 1. Description of Business, page F-68

49.   We note that in connection with your sale of assets to New York City, the City
        leased certain depots and facilities from you. Please disclose whether the terms
        of those leases are consistent with current market rates.

Note 3. Discontinued Operations, page F-77

50.   We note from your disclosure that the sale of the bus operations to New York
        City closed on January 30, 2006. Please include in the notes to the financial
        statements a calculation of the gain on sale, including the book value of the
        assets sold.   Please tell us whether or not the proceeds of the sale were received
        on that date, and if all assets and liabilities of the bus operations sold were
        removed from the balance sheet at that date. If so, please tell us where the cash
        proceeds are recorded in the statement of cash flows for the quarter ended March
        31, 2006 and why assets and liabilities of a discontinued operation continue to be
        reported in the balance sheet as of March 31, 2006. If the disposition has not
        been fully reflected in the financial statements, please explain why.

Attachment C- Fairness Opinion, page C-1

51.   We note the following disclaimer by Ryan Beck & Co. "[w]ith respect to any
        financial forecast furnished to us by management, we have assumed that it has
        been reasonably prepared and reflects the best current estimates and judgments
        of management as to future financial performance. We assume no responsibility
        for, and express no view as to, financial projections or the assumptions upon
        which they are based."   However, the prospectus does not disclose that
        management provided financial projections in connection with the fairness
        opinion. Please advise.

Undertakings, page II-4

52.   Please revise your undertakings section to include the undertakings required by
        Item 512(g) of Regulation S-K.

Exhibits

53.   Please file a tax opinion regarding the taxability of the merger and your ability to
        qualify as a REIT. In addition, please file the proper consents for the use of
        these opinions and reflect the opinions in the "Legal Matters" section on page
        135.

54.   Please file all opinions with your next amendment, or provide us with drafts. We
        must review your opinions and all other remaining exhibits before the
        registration statement is declared effective and we may have additional
        comments.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee, Accountant, at (202) 551-3693 or Linda Van Dorn, Senior Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Stuart M. Sieger, Esq. (*via facsimile*)